Filed by Nutrisystem, Inc.

 pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934

 Subject Company: Nutrisystem, Inc.

 Commission File No. 000-28551

On January 4, 2019, Dawn Zier, President and Chief Executive Officer of Nutrisystem, Inc., was interviewed by Business First AM with Angela Miles. A video recording of the interview is available at https://www.youtube.com/watch?v=gbafG-7RgTI. Ms. Zier also posted the below message on Twitter, which included a link to the interview.

Below is a transcript of the interview.

Interviewer:	Millions of Americans are ringing in the new year, and resolving to shed a pound or two. Today we are turning to Dawn Zier, President and CEO of Nutrisystem, joining us now. And good timing to have you here.

Dawn Zier:	Great to be here. Thank you so much. Happy New Year.

Interviewer:	What's your mission? And how is business shaping up?

Dawn Zier:	Well, you know, we're in the business of helping people transform their lives through healthy eating. So, when I look at what we're doing, we have a couple of new programs eligible for our customers, for the mass consumers. And, you know, we also recently announced the acquisition that Tivity Health will be acquiring us, and I think that gives us a lot of amazing opportunities as we head into 2019.

Interviewer:	Well, Nutrisystem made big news with Tivity Health buying Nutrisystem for 1.4 billion in cash and stock. What can you tell us about that deal? And will the combined company focus on wellness?

Dawn Zier:	Yeah. I think it really leapfrogs us in the area of health and wellness, and allows us to do things that other weight-loss companies are only talking about. So, it'll be a true integration of calories in and calories out. So, we bring the nutrition component to the table. Tivity Health brings the fitness. And then there'll be a lot of social integration.

Dawn Zier:	So, great opportunities there, as well as on the distribution front.

Interviewer:	Looking ahead, do you think personalized nutrition is showing a lot of promise? What's your take?

Dawn Zier:	I like it because I think, you know, one size doesn't fit all when it comes to consumers. And people are looking for different ways to get healthy. So, I'm a big believer and embarked on that multi-brand strategy several years ago. With South Beach, I'm very excited about our Keto-friendly option, which is very much on trend, and what a lot of more sophisticated consumers are looking for, in terms of their getting healthy option.

Dawn Zier:	And, you know, we talk about health and wellness, but I think for many that first step does start with losing a couple of pounds. And we can help them do that, and then help them progress along their journey with the lifestyle of South Beach.

Interviewer:	You have powerhouse brands, Nutrisystem and the South Beach Diet. Are you seeing the Keto-friendly foods as one of the hot new trends in nutrition?

Dawn Zier:	I think it already is, and I think it's continuing to grow and gain more popularity. It's really about taking that low-carb lifestyle to the next level, so it's low-carb, it's healthy, healthy fat. And I'm really pleased that we're able to incorporate that into our options this year on South Beach.

Interviewer:	Obesity is a problem in the US. The CBC reporting that medical costs are skyrocketing above 140 billion dollars. What trends are you noticing in the industry to help with that problem?

Dawn Zier:	One of the things that we just introduced a couple of months back was the DNA body blueprint which, again, was another example of being, you know, a ground-breaker in this industry. And, you know, this offers consumers, probably people who are looking more for do-it-yourself options, or our customers, as they go into maintenance and transition mode, it'll give them, based on DNA testing, a complete roadmap and action plan for healthy and ongoing nutrition. So it is very exciting.

Dawn Zier:	And again, you know, we just also incorporated exercise components into it, so that plays nice with Tivity as well. So again, it's all about those calories in, calories out, a more holistic approach, and more personalized.

Interviewer:	Dawn, thank you so much for spending some time with us today. And Happy New Year.

Dawn Zier:	Thank you. Thank you so much. And Happy New Year.

Interviewer:	Check out businessfirstam.com to find out where to see our entire show! And don't forget to like, follow, and share BUSINESS FIRST AM.

NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance.  Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health, Inc. (“Tivity Health”) and Nutrisystem, Inc. (“Nutrisystem”) will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S-4 (the “registration statement”) that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the “proxy statement/prospectus”). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136.

Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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